Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 12, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Ertapenem for Injection in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS AMIT AGARWAL amita@drreddys.com (Ph: +91-98661 74248)	Media relationS Usha IYER ushaiyer@drreddys.com (PH: +91-99874 44106)

Dr. Reddy's Laboratories announces the launch of
Ertapenem for Injection in the U.S. Market

Hyderabad, India, May 12, 2021	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. May 11, 2021 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Ertapenem for Injection, 1 g/vial, a therapeutic equivalent generic version of INVANZ (ertapenem for injection) for injection, 1 g/vial approved by the U.S. Food and Drug Administration (USFDA).

“We are pleased to bring this important product to market at this time,” says Marc Kikuchi, CEO, North America Generics, Dr. Reddy’s Laboratories. “We’re excited to extend our strategic partnership with Gland Pharma whose hard work, in collaboration with the team at Dr. Reddy’s, has enabled the execution of this launch.”

"We are delighted about this collaboration, as it brings together Dr. Reddy’s experienced marketing and distribution capabilities and Gland Pharma’s robust development and manufacturing capabilities. Gland Pharma has an exclusive API supply arrangement for this product and a dedicated manufacturing facility in Hyderabad for Ertapenem Injection. With the launch of this product we see increased capacity utilization of this dedicated Penem facility,” says Mr. Srinivas Sadu, MD and CEO of Gland Pharma Ltd.

The INVANZ brand and generic market had U.S. sales of approximately $205 million MAT for the most recent twelve months ending in March 2021 according to IQVIA Health*.

Dr. Reddy’s Ertapenem for Injection, 1 g/vial, is available in packs of 10 vials per carton.

Please click here for full prescribing information:

https://www.drreddys.com/media/986993/100962_ertapenem_for_injection_leaflet-original.pdf

INVANZ is a trademark of Merck and Co., Inc

*IQVIA Retail and Non-Retail MAT March 2021

RDY-0421-338

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Gland Pharma Limited (BSE: 543245, NSE: GLAND): Gland Pharma was established in 1978 in Hyderabad, has grown over the years from a contract manufacturer of small volume liquid parenteral products, to become one of the largest and fastest growing injectable-focused companies, with a global footprint across 60 countries, including the United States, Europe, Canada, Australia, India and other markets. It operates primarily under a business to business (B2B) model and have an excellent track record in the development, manufacturing and marketing of complex injectables. It has a wide range of injectables, including vials, ampoules, pre-filled syringes, lyophilized vials, dry powders, infusions, oncology and ophthalmic solutions and also enjoys the distinction of having pioneered Heparin technology in India. For more information, log on to: www.glandpharma.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”